UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                    under the Securities Exchange Act of 1934




                        For the date of 06 November 2006

                   ALLIED IRISH BANKS, public limited company

             Bankcentre, Ballsbridge, Dublin 4, Republic of Ireland



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________





For Immediate Release                                      6th November 2006

                      AIB HOSTS "MEET THE MANAGEMENT" DAY


Allied Irish Banks, p.l.c. ("AIB") (NYSE: AIB) has invited institutional investors and analysts to meet the management team in London on 8th November, 2006.

Copies of the presentations will be available on the Group's website at www.aibgroup.com/investorrelations from 8:45 a.m.

A recorded webcast of the event will also be available from mid afternoon. The webcast will not be available during the event.

No new trading or price sensitive information will be disclosed during these presentations.



                                     -Ends-



For further information please contact:

Alan Kelly                                     Maurice Tracey
General Manager, Group Finance                 Group Investor Relations Manager
AIB Group                                      AIB Group
Bankcentre                                     Bankcentre
Ballsbridge                                    Ballsbridge
Dublin 4                                       Dublin 4
Tel: +353-1-6600311 ext. 12162                 Tel: +353-1-6600311 ext. 14191




                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


                                               ALLIED IRISH BANKS, p.l.c.
                                               (Registrant)




Date  06 November 2006                             By: ___________________
                                                   John O'Donnell
                                                   Group Director, Finance,
                                                   Risk and Enterprise
                                                   Technology
                                                   Allied Irish Banks, p.l.c.